

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2021

Shaowei Zhang
Chief Executive Officer
First High-School Education Group Co., Ltd.
No.1, Tiyuan Road, Xishan District
Kunming, Yunnan Province 650228
The People's Republic of China

> **Re: First High-School Education Group Co., Ltd.**
> **Amended Registration Statement on Form F-1**
> **Filed February 10, 2021**
> **File No. 333-252076**

Dear Mr. Zhang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 5, 2021 letter.

Amended Registration Statement on Form F-1

Uncertainties exist in relation to new legislation, page 17

1. We note your response to prior comment 2. Please revise to clarify whether you have, or will seek, an opinion from legal counsel as to the legality of your contractual arrangements under the Opinions issued on August 17, 2020.

Our dual-class share structure with different voting rights, page 50

2. In response to prior comment 4, we note that you have added disclosure to address the risks that Series A holders may experience dilution and loss of voting power due to

future issuances and conversions of Class B shares. In light of your expanded risk factor discussion, please revise your risk factor heading accordingly.

Capitalization, page 64

3.	It appears the re-designation of ordinary shares into Class A and B ordinary shares is to occur and would be presented in the "Pro Forma as Adjusted" column. However, it appears the current presentation does not reflect this. Please advise and revise as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Operating activities, page 94

4.	We note the revisions made in response to prior comment 6. Your revised presentation discusses changes between net income and operating cash flows within each period reported. However, the analysis should focus on a description of the reasons underlying material changes in cash flows of operating activities between periods, including material changes within a period that offset one another. Please revise your presentation as appropriate.

Principal and Selling Shareholders, page 146

5.	We note your response to prior comment 8. However, please note that the requirement to disclose natural persons with beneficial ownership is not qualified by ownership of 25% or more of the entity or by a distinction between management and non-management employees. Please disclose the natural person(s) with voting and dispositive control over the securities held by the entities in your table.

Consolidated Statement of Cash Flows, page F-9

6.	We note your response to prior comment 10. Pursuant to ASC 230-10-50-3, the purpose of the supplemental schedule of non-cash investing and financing activities is to provide information about non-cash activities that occurred during a period that affect recognized assets or liabilities but that do not result in cash receipts or cash payments in the period, and not the carryover of remaining unpaid balances from period to period as your response suggests. Your current supplemental disclosure for 2019 and latest interim period indicates unpaid dividends were declared in each of these periods, when it appears from your statements of changes in equity no dividends were declared in these periods. Accordingly, it appears the unpaid dividend declared in 2018 should be presented only in 2018, unless unpaid dividends were in fact declared in 2019 that should be presented in equity. Please revise or advise, as appropriate.

Exhibits

7.   We note that Paragraph 3.4 of Exhibit 5.1 assumes that the purchase price for the resale
      shares has been paid in full. Please remove this assumption from the opinion.

      You may contact Amy Geddes at (202) 551-3304 or Doug Jones at (202) 551-3309 if you
have questions regarding comments on the financial statements and related matters. Please
contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other
questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Trade & Services

cc: Dan Ouyang, Esq.